Exhibit (h)(85)

FEE WAIVER LETTER

GRANDEUR PEAK GLOBAL ADVISORS, LLC

136 S. Main Street, Suite 720

Salt Lake City, UT 84101

June 10, 2014

Mr. Edmund J. Burke

Chairman

Financial Investors Trust

1290 Broadway, Suite 1100

Denver, CO 80203

Re:

Grandeur Peak Global Opportunities Fund, Grandeur Peak International Opportunities Fund, Grandeur Peak Global Reach Fund and Grandeur Peak Emerging Markets Opportunities Fund (the “Funds”), each a Series of the Financial Investors Trust (the “Trust”)

Dear Mr. Burke:

This letter confirms the agreement of Grandeur Peak Global Advisors, LLC (the “Adviser”) with the Trust to contractually limit the total amount of the “Management Fees” and “Other Expenses” that it is entitled to receive from the Funds.

With respect to the Funds’ Investor Class, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes and extraordinary expenses) exceed 1.75%, 1.75%, 1.60% and 1.95%, respectively, of each of the Grandeur Peak Global Opportunities Fund, Grandeur Peak International Opportunities Fund, Grandeur Peak Global Reach Fund’s and Grandeur Peak Emerging Markets Opportunities Fund’s average daily net assets through August 31, 2015, the Adviser will reduce the fee payable with respect to the applicable Fund to the extent of such excess, and/or shall reimburse the applicable Fund (or class as applicable) by the amount of such excess.

With respect to the Funds’ Institutional Class shares, to the extent the Total Annual Fund Operating Expenses (as defined in Item 3 of Form N-1A, exclusive of acquired fund fees and expenses, brokerage expenses, interest expense, taxes and extraordinary expenses) exceed 1.50%, 1.50%, 1.35% and 1.70%, respectively, of each of the Grandeur Peak Global Opportunities Fund, Grandeur Peak International Opportunities Fund, Grandeur Peak Global Reach Fund’s and Grandeur Peak Emerging Markets Opportunities Fund’s average daily net assets through August 31, 2015, the Adviser will reduce the fee payable with respect to the applicable Fund to the extent of such excess, and/or shall reimburse the applicable Fund by the amount of such excess.

The Adviser further agrees that such fee waivers and reimbursements for the Funds are effective as of September 1, 2014 and shall continue at least through August 31, 2015.

The Adviser will be permitted to recover, on a class-by-class basis, expenses it has borne through this letter agreement to the extent that a Fund’s expenses in later periods fall below the annual rates set forth in this letter agreement or in previous letter agreements. Notwithstanding the foregoing, the Funds will not be obligated to pay any such deferred fees and expenses more than three years after the end of the fiscal year in which the fee and expenses was deferred.

GRANDEUR PEAK GLOBAL ADVISORS, LLC

By:  /s/ Eric Huefner

Name:  Eric Huefner

Title:  President & COO

Acknowledge and accepted by:

FINANCIAL INVESTORS TRUST

By:  /s/ Edmund J. Burke

Name:  Edmund J. Burke

Title:  President

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